Exhibit 12

EQUITY RESIDENTIAL

Computation of Ratio of Earnings to Combined Fixed Charges

($ in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Income (loss) from continuing operations	$47,908	$(32,667)	$(80,179)	$(55,098)	$(102,641)	$(67,458)	$(78,904)
Interest expense incurred, net	354,960	348,279	468,448	493,509	477,131	476,311	404,782
Amortization of deferred financing costs	12,129	7,729	10,125	12,332	9,582	9,928	7,932

Earnings before combined fixed charges and preferred distributions	414,997	323,341	398,394	450,743	384,072	418,781	333,810
Preferred Share distributions	(10,399)	(10,855)	(14,368)	(14,479)	(14,507)	(22,792)	(37,113)
Premium on redemption of Preferred Shares	—	—	—	—	—	(6,154)	(3,965)
Preference Interest and Junior Preference Unit distributions	—	—	—	(9)	(15)	(441)	(2,002)
Premium on redemption of Preference Interests	—	—	—	—	—	—	(684)

Earnings before combined fixed charges	$404,598	$312,486	$384,026	$436,255	$369,550	$389,394	$290,046

Interest expense incurred, net	$354,960	$348,279	$468,448	$493,509	$477,131	$476,311	$404,782
Amortization of deferred financing costs	12,129	7,729	10,125	12,332	9,582	9,928	7,932
Interest capitalized for real estate and unconsolidated entities under development	5,931	10,196	13,008	34,859	60,072	45,107	20,734
Amortization of deferred financing costs for real estate under development	—	1,824	2,768	3,585	1,986	1,521	46

Total combined fixed charges	373,020	368,028	494,349	544,285	548,771	532,867	433,494
Preferred Share distributions	10,399	10,855	14,368	14,479	14,507	22,792	37,113
Premium on redemption of Preferred Shares	—	—	—	—	—	6,154	3,965
Preference Interest and Junior Preference Unit distributions	—	—	—	9	15	441	2,002
Premium on redemption of Preference Interests	—	—	—	—	—	—	684

Total combined fixed charges and preferred distributions	$383,419	$378,883	$508,717	$558,773	$563,293	$562,254	$477,258

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.08	—	—	—	—	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.08	—	—	—	—	—	—

(1)	For the nine months ended September 30, 2010 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006, the coverage deficiencies approximated $55.5 million, $110.3 million, $108.0 million, $179.2 million, $143.5 million and $143.4 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares and/or Preference Interests. The Company was in compliance with its unsecured public debt covenants for all periods presented.

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